Micro Focus International plc
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG 14 1QN
 United Kingdom

August 11, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549

Attention: Barbara C. Jacobs, Assistant Director

Re:	Micro Focus International plc Registration Statement on Form F-4 File No. 333-219678

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Micro Focus International plc (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on August 15, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Richard B. Aftanas, P.C. or David Curtiss, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4722 or (212) 446-5974, respectively, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Mike Phillips
Mike Phillips
Chief Financial Officer